ADT INC.
1501 Yamato Road
Boca Raton, Florida 33431

December 5, 2019

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:
ADT Inc., Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC,
Prime Finance Inc., The ADT Security Corporation, ADT LLC, Red Hawk Fire & Security, LLC
Registration Statement on Form S-3 (File No. 333-235331)

Ladies and Gentlemen:
We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.
Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-235331) filed by ADT Inc., Prime Security Services Holdings, LLC, Prime Security Services Borrower, LLC, Prime Finance Inc., The ADT Security Corporation, ADT LLC and Red Hawk Fire & Security, LLC on December 3, 2019:
“The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”
If you have any questions or comments in connection with this delaying amendment, please contact Tracey Zaccone (212-373-3085) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
Sincerely,

/s/ Richard Mattessich
Richard Mattessich
Vice President and Deputy General Counsel, Corporate & Securities

cc:	Tracey Zaccone, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP